As filed with the Securities and Exchange Commission on July [17], 2014

Registration No. 333-196998

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

Lantheus Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2835	35-2318913
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

331 Treble Cove Road
North Billerica, Massachusetts 01862
(978) 671-8001
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael P. Duffy
Vice President, General Counsel and Secretary
331 Treble Cove Road, Building 600-2
North Billerica, Massachusetts 01862
(978) 671-8408
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Heather L. Emmel, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Telephone: (212) 310-8000
Facsimile: (212) 310-8007

Marc D. Jaffe, Esq.
Ian D. Schuman, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Telephone: (212) 906-1200
Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	10,648,147	$15.00	$159,722,205	$20,572

(1) Includes shares to be sold upon exercise of the underwriters' option to purchase additional shares. See "Underwriting."
(2) This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant. These figures are estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3) The Registrant previously paid $16,100.00 of this amount.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY [17], 2014

PRELIMINARY PROSPECTUS



9,259,259 Shares

Lantheus Holdings, Inc.

Common Stock

$ per share

This is the initial public offering of our common stock. We are selling 9,259,259 shares of our common stock. We currently expect the initial public offering price to be between $12.00 and $15.00 per share of common stock. No public market currently exists for our common stock.

We have granted the underwriters an option to purchase up to 1,388,888 additional shares of common stock solely to cover over-allotments.

We intend to apply to have our common stock listed on The NASDAQ Global Market under the symbol "LNTH."

We are an "emerging growth company" as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Investing in our common stock involves a high degree of risks. See "Risk Factors" beginning on page 18.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Lantheus Holdings, Inc. (before expenses)	$	$

(1) We refer you to "Underwriting" beginning on page 166 of this prospectus for additional information regarding total underwriting compensation.

The underwriters expect to deliver the shares to purchasers on or about   , 2014 through the book-entry facilities of The Depository Trust Company.

Citigroup   Jefferies

RBC Capital Markets   **Wells Fargo Securities**   **Baird**

              , 2014

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized any other person to provide you with any additional information or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TRADEMARKS

We own or have the rights to various trademarks, service marks and trade names, including, among others, the following: DEFINITY®, TechneLite®, Cardiolite®, Neurolite®, Ablavar®, Vialmix®, Quadramet® (United States only) and Lantheus Medical Imaging® referred to in this prospectus. Solely for convenience, we refer to trademarks, service marks and trade names in this prospectus without the TM, SM and ® symbols. Those references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks, service marks and trade names. Each trademark, trade name or service mark of any other company appearing in this prospectus, such as Myoview®, Optison® and SonoVue® are, to our knowledge, owned by that other company.

stroke. This compound is in late-stage preclinical studies and currently has U.S. patent protection until 2031 before taking into account any potential regulatory extensions.

Diagnostic Medical Imaging Agent Overview

Medical imaging is commonly employed as a critical aid in the diagnosis of numerous medical conditions, including heart disease and cancer. Selection of treatment options and monitoring of disease progression are also facilitated by the use of imaging procedures. Diagnostic medical imaging procedures often employ imaging agents to highlight specific tissues and organs, or physiological or pathological processes. Imaging agents can be used in a range of imaging modalities, including x-ray, computed tomography, or CT, ultrasound, SPECT, PET and MRI.

Nuclear Imaging

Nuclear imaging uses small amounts of radioactive materials, called radiopharmaceuticals, taken by injection, inhalation, or orally to diagnose and treat disease. Radiopharmaceutical imaging agents consist of a radioisotope (such as technetium) paired with a molecular agent (such as Cardiolite and Neurolite) designed to localize in specific organs and tissues. Clinicians utilize specialized cameras, either SPECT or PET, designed to capture radiation emitted by the agent. Computers are then used to generate detailed images of the area of interest. The resulting images provide clinicians with important information on both the structure and function of the internal organ or tissue.

Echocardiography

Cardiac ultrasound, also known as echocardiography, is a non-invasive test that uses sound waves to create moving images of the heart. These images allow an assessment of the heart's size, shape and function. For example, echocardiography can be used to detect areas of the heart that are not functioning properly due to poor blood supply, as seen in patients with coronary artery disease. Echocardiography is considered to be one of the safest, most reliable and cost-effective ways to diagnose certain cardiac abnormalities, and it is the most widely used technique for non-invasive imaging of the heart. Echocardiography may, however, yield images of limited diagnostic value in certain situations due to signal attenuation, such as in women and patients who are obese or have lung disease. It is estimated that suboptimal image quality occurs in approximately 20% of all patients undergoing echocardiography in the United States. Uninterpretable images may lead to misdiagnosis or the need for additional, often unnecessary and costly tests. Use of contrast agents in echocardiography increases sensitivity (the ability to identify the disease) and specificity (the ability to rule out the disease), particularly in hard to image patients, by improving the delineation of the edges of the heart wall. In 2013, according to a third party source, there were 28.3 million echocardiography procedures performed in the United States.

Imaging Agents Market

We believe that the demand for imaging agents in developed and developing markets will continue to be driven by an aging and increasingly obese population, and bolstered by long-term initiatives focused on improving healthcare and the supporting infrastructure, with a particular emphasis on expanding access to rural areas and small towns and cities. According to a research report dated February 2012 released by Global Industry Analysts, Inc., or GIA, the worldwide diagnostic imaging market is projected to reach $15.5 billion by 2015, reflecting a compound annual growth rate of 6.9% over the period from 2007 through 2015.

Heart disease is a key driver of growth in the market for diagnostic medical imaging procedures and agents. Heart disease is currently the leading cause of death for both women and men in the United States and worldwide. According to the American Heart Association, or AHA, an estimated 83.6 million American adults, greater than one in three, have one or more types of heart disease. Heart disease refers to a number of disease

- *Established Global Distribution Network and Experienced Direct Sales Force*.   We have an established global distribution network including long-term relationships with Cardinal, UPPI and GE Healthcare, who together distributed over an estimated 80% of SPECT doses sold by radiopharmacies in the United States in 2013. In the United States, our radiopharmaceuticals (including technetium generators) are primarily distributed through radiopharmacies, the majority of which are controlled by or associated with Cardinal, UPPI, GE Healthcare and Triad. In the United States, we sell DEFINITY through our sales team of approximately 80 employees, which we believe is the largest dedicated sales force in the industry serving the echocardiography market. The majority of our sales team has over a decade of experience selling diagnostic imaging agents. In Canada, Puerto Rico and Australia, we own radiopharmacies and sell directly to end users. In Europe, Asia Pacific and Latin America, we utilize distributor relationships to market, sell and distribute our products.

- *Experienced Management Team*.   Our senior management team has an average of more than 25 years of healthcare industry experience and consists of industry leaders with significant expertise in product development, operations and commercialization. We believe that the depth and experience of our management team demonstrates our expertise within the diagnostic medical imaging industry and our ability to operate successfully in a highly regulated environment.

Our Business Strategy

Our objective is to enhance our position as a global leader in developing, manufacturing, selling and distributing innovative diagnostic medical imaging agents and products. The key elements of this strategy are to:

- continue to grow U.S. sales of our existing commercial products, which are diversified across a range of imaging modalities;

- enhance the position of our portfolio of commercial products in international markets, obtaining additional regulatory approvals where necessary;

- create strategic partnerships to further advance our agents in development to maximize their value in potentially large domestic and international markets; and

- pursue select strategic licenses or acquisitions to further strengthen and diversify our portfolios of commercial products while leveraging core competencies.

Recent Developments

We have presented preliminary estimated financial information below for our second fiscal quarter ended June 30, 2014 based on currently available information. We have not finalized our financial results for the quarter and Deloitte & Touche LLP, our independent registered public accounting firm, has not performed any procedures with respect to the preliminary estimated financial information contained below, nor have they expressed any opinion or other form of assurance on such preliminary estimated financial information or its achievability. These preliminary estimates should not be regarded as a representation by us, our management or the underwriters as to our actual financial results for our second fiscal quarter. Our financial results for this period will not be available until after the consummation of this offering. The preliminary estimated financial information presented below is subject to change, and our actual financial results may differ from such preliminary estimates and such differences could be material.

The following are preliminary estimates for our quarter ended June 30, 2014:

- Revenues are expected to be between $● million and $● million, representing growth of ●% to ●% over $70.6 million for the second quarter of 2013, which was driven primarily by continued growth in DEFINITY.

- Adjusted EBITDA is expected to be between $● million and $● million, representing an increase of $● million to $● compared to $6.5 million for the second quarter of 2013. This year over year increase was driven primarily by revenue growth, a favorable sales mix affecting gross margin and reduced research and development, or R&D, relating to our strategic shift in our R&D program.

Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 1 of "—Summary Consolidated Financial and Other Data" beginning on page 14 of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

- exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

- reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company for five years unless, prior to that time, we have (i) more than $1 billion in annual revenue, (ii) have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year when a determination is made that we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or (iii) issue more than $1 billion of non-convertible debt over a three-year period. We have availed ourselves of the reduced reporting obligations with respect to executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or the Securities Act, for complying with new and revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of that extended transition period and, as a result, we plan to comply with new and revised accounting standards on the relevant dates on which adoption of those standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new and revised accounting standards is irrevocable.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

Risks Associated With Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled "Risk Factors" beginning on page 18 of this prospectus, which you should read in its entirety. In particular:

- our dependence upon third parties for the manufacture and supply of a substantial portion of our products could prevent us from delivering our products to our customers in the required quantities, within the required timeframes, or at all, which could result in order cancellations and decreased revenues;

- the global supply of Moly is fragile and not stable and our dependence on a limited number of third party suppliers for Moly could prevent us from delivering some of our products to our customers in the required quantities, within the required timeframe, or at all, which could result in order cancellations and decreased revenues;

- our just-in-time manufacturing of radiopharmaceutical products relies on the timely receipt of radioactive raw materials and the timely shipment of finished goods, and any disruption of our supply or distribution networks could have a negative effect on our business;

- the growth of our business is substantially dependent on increased market penetration for the appropriate use of DEFINITY in suboptimal echocardiograms;

- we face potential supply and demand challenges for Xenon;

- in the United States, we are heavily dependent on a few large customers and group purchasing organization arrangements to generate a majority of our revenues for our medical imaging products and outside of the United States, we rely on distributors to generate a substantial portion of our revenue;

- our history of net losses and ability to achieve sustained profitability;

- we face continued pricing pressures from our competitors, large customers and group purchasing organizations;

- certain of our customers are highly dependent on payments from third party payors, including government sponsored programs, particularly Medicare, in the United States and other countries in which we operate, and reductions in third party coverage and reimbursement rates for our products could adversely affect our business and results of operations; and

- we have a substantial amount of indebtedness that may limit our financial and operating activities and adversely affect our ability to incur additional debt to fund future needs, and we may not be able to generate sufficient cash flow to meet our debt service requirements.

Corporate Reorganization

Prior to the consummation of this offering, we will effect a corporate reorganization, whereby our direct, wholly-owned subsidiary, Lantheus MI Intermediate, Inc. (the direct parent of LMI) will merge with and into us, and we will be the surviving entity of the merger, and each share of our common stock outstanding immediately prior to the merger will be converted into the right to receive 0.355872 shares of our newly issued common stock, with any fractional shares rounded down. In addition, as part of our corporate reorganization, shares of our common stock underlying stock options outstanding immediately prior to the merger will be ratably adjusted. The corporate reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries, including LMI.

The diagram below reflects a simplified overview of our organizational structure following the corporate reorganization and this offering (including the application of the net proceeds therefrom):



Certain Funds Managed by Avista
Board and Management
Public Shareholders
65.1%
0.2%
34.7%
Lantheus Holdings Inc.(1)
100%
Lantheus Medical Imaging, Inc.
$50.0 million revolving credit facility(2)
$300.0 million senior notes due 2017(2)
100%
Subsidiaries

(1) Guarantor of LMI's $50.0 million revolving credit facility and $300.0 million of LMI's 9.750% senior notes due 2017, or the Notes.

(2) For a description of our revolving credit facility and the Notes, see "Description of Material Indebtedness—Revolving Credit Facility" and "Description of Material Indebtedness—Senior Notes."

History and Principal Stockholder

Founded in 1956 as New England Nuclear Corporation, our medical imaging business was purchased by E. I. du Pont de Nemours and Company, or DuPont, in 1981. Bristol-Myers Squibb Company, or BMS, subsequently acquired our medical imaging business from DuPont as part of its acquisition of DuPont Pharmaceuticals in 2001. In January 2008, Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and ACP-Lantern Co-Invest, LLC, or collectively Avista, formed Lantheus Holdings and its subsidiary, Lantheus Intermediate, and, through Lantheus Intermediate, acquired our medical imaging business from BMS, or the Acquisition, in an entity which is now known as LMI. After this offering, Avista is expected to collectively own approximately 65.1% of our outstanding common stock.

Avista is a leading private equity firm with over $5 billion of assets under management and offices in New York, NY, Houston, TX and London, UK. Founded in 2005 as a spin-out from the former DLJ Merchant Banking Partners, or DLJMB, franchise, Avista makes controlling or influential minority investments primarily in growth-oriented healthcare, energy, communications and media, industrial and consumer businesses. Through its team of seasoned investment professionals and industry experts, Avista seeks to partner with exceptional management teams to invest in and add value to well-positioned businesses.

Corporate Information

Lantheus is a Delaware corporation, which was incorporated in 2007 and is headquartered in North Billerica, Massachusetts. LMI, our wholly-owned principal operating subsidiary, was founded in 1956 and

THE OFFERING

Common stock offered by us . . . . 9,259,259 shares (10,648,147 shares, if the Underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering . . . . 27,340,203 shares (28,729,091 shares, if the Underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock . . . . The underwriters may also purchase up to 1,388,888 additional shares of common stock from us, solely to cover over-allotments, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Use of proceeds . . . . We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated expenses, will be approximately $114.3 million, assuming the shares are offered at $13.50 (the midpoint of the price range set forth on the cover of this prospectus). We intend to use these net proceeds to reduce our outstanding indebtedness and for working capital and other general corporate purposes. See "Use of Proceeds" for a more complete description of our intended use of the net proceeds from this offering.

Conflicts of Interest . . . . The net proceeds from this offering will be used to repay borrowings under our revolving credit facility. Because an affiliate of Wells Fargo Securities, LLC is a lender under our revolving credit facility and will receive 5% or more of the net proceeds of this offering, Wells Fargo Securities, LLC is deemed to have a "conflict of interest" under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See "Use of Proceeds" and "Underwriting (Conflicts of Interest)."

Dividend policy . . . . We do not anticipate paying any dividends on our common stock; however, we may change this policy in the future. See "Dividend Policy."

Proposed NASDAQ symbol . . . . "LNTH."

Risk factors . . . . Investing in our common stock involves a high degree of risk. You should carefully read this entire prospectus, including the more detailed information set forth under the caption "Risk Factors" and the historical consolidated financial statements, and the related notes thereto, included elsewhere in this prospectus, before investing in our common stock.

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 18,080,944 shares outstanding as of March 31, 2014 and excludes:

- 1,641,247 shares of our common stock issuable upon exercise of outstanding stock options as of March 31, 2014, with a weighted average exercise price of $12.98 per share; and

- 2,488,042 shares of our common stock reserved for the future issuance of grants under our 2014 Equity Incentive Plan.

In addition, except where otherwise stated, the information in this prospectus:

- gives effect to our corporate reorganization (see "Prospectus Summary—Corporate Reorganization");

- gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering;

- assumes no exercise of the underwriters' over-allotment option to purchase up to 1,388,888 additional shares from us.

Unless otherwise indicated, this prospectus assumes an initial public offering price of $13.50 per share, the midpoint of the price range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary consolidated financial and other data for the periods ended and as of the dates indicated. The summary consolidated statements of operations data for each of the three fiscal years in the period ended December 31, 2013 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated balance sheet data as of March 31, 2014 and statements of operations data for the three months ended March 31, 2014 and 2013 have been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The summary consolidated financial data set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

For a discussion on our quarterly results of operations for 2014 and 2013, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations."

	Three Months ended March 31,		Year ended December 31,		
	2014	2013	2013	2012	2011
	(dollars in thousands except share and per share data)				
Revenues	$ 73,336	$ 71,018	$ 283,672	$ 288,105	$ 356,292
Cost of goods sold	43,275	48,206	206,311	211,049	255,466
Loss on firm purchase commitment	—	—	—	1,859	5,610
Total cost of goods sold	43,275	48,206	206,311	212,908	261,076
Gross profit	30,061	22,812	77,361	75,197	95,216
Operating expenses					
Sales and marketing expenses	9,498	9,797	35,227	37,437	38,689
General and administrative expenses	8,852	10,253	33,036	32,520	32,862
Research and development expenses	3,222	11,998	30,459	40,604	40,945
Proceeds from manufacturer	—	—	(8,876)	(34,614)	—
Impairment on land	—	—	6,406	—	—
Total operating expenses	21,572	32,048	96,252	75,947	112,496
Operating income (loss)	8,489	(9,236)	(18,891)	(750)	(17,280)
Interest expense	(10,552)	(10,669)	(42,915)	(42,014)	(37,658)
Interest income	—	—	104	252	333
Other income (expense), net	(414)	721	1,161	(44)	1,429
Loss before income taxes	(2,477)	(19,184)	(60,541)	(42,556)	(53,176)
Provision (benefit) for income taxes	(1,192)	628	1,014	(555)	84,082
Net income (loss)	$ (1,285)	$ (19,812)	$ (61,555)	$ (42,001)	$ (137,258)
Net income (loss) per common share:					
Basic and diluted(1)	$ (0.07)	$ (1.11)	$ (3.41)	$ (2.35)	$ (7.68)
Common shares:					
Basic and diluted(1)	18,079,537	17,912,435	18,032,131	17,882,908	17,878,116
Pro forma net income (loss) per common share (unaudited)(2):					
Basic	$ 0.04	$ (0.82)	$ (2.07)		
Diluted	$ 0.04	$ (0.82)	$ (2.07)		
Pro forma common shares (unaudited)(2):					
Basic	27,338,796	27,171,694	27,291,390		
Diluted	27,835,264	27,171,694	27,291,390		

	Three Months ended March 31,		Year ended December 31,		
	2014	**2013**	**2013**	**2012**	**2011**
	(dollars in thousands)				
	(unaudited)				
Other Financial Data:					
Adjusted EBITDA(3)	$16,018	$4,750	$47,359	$56,212	$79,978

	As of March 31, 2014		
	Actual	**Pro forma(1)**	**Pro forma as adjusted(4)**
	(dollars in thousands)		
Consolidated Balance Sheet Data:			
Cash and cash equivalents	$ 17,010	$ 17,010	$ 12,181
Total assets	260,960	260,960	256,131
Total liabilities	497,736	497,736	389,736
Current portion of long-term debt	—	—	—
Total long-term debt, net	399,098	399,098	299,098
Total stockholders' deficit	(236,776)	(236,776)	(133,605)

(1) Pro forma information gives effect to our corporate reorganization described below, which had no impact on our historical results. (See "Prospectus Summary—Corporate Reorganization.")

(2) Pro forma net income (loss) assumes $108.0 million of the net offering proceeds are used to redeem a portion of our Notes and pay down the outstanding amount of our revolving credit facility based on an assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and assumes a reduction of interest expense of approximately $2.5 million, $2.4 million and $9.9 million for the three months ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013, respectively, related to such redemption and pay down, as well as the increased expense of $4.9 million for the three months ended March 31, 2013 and the year ended December 31, 2013 related to the redemption premium related to such redemption assuming that the offering, redemption, and the related application of net proceeds was completed on January 1, 2013. Pro forma net income (loss) per common share and number of common shares gives effect to our corporate reorganization immediately prior to the consummation of this offering and the sale of 9,259,259 shares of our common stock in this offering at an assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover of this prospectus).

(3) Adjusted EBITDA is defined as EBITDA (GAAP net income (loss), plus interest expense, net, provision of income taxes, depreciation and amortization), further adjusted to exclude unusual items that management does not believe are indicative of its core operating performance. Adjusted EBITDA is used by management to measure operating performance and by investors to measure a company's ability to service its debt and meet its other cash needs. Management believes that the inclusion of the adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about our performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. See "Non-GAAP Financial Measures."

The following table provides a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:

	Three Months ended March 31,		Year ended December 31,		
	2014	2013	2013	2012	2011
	(dollars in thousands) (unaudited)				
Net income (loss)	$ (1,285)	$(19,812)	$(61,555)	$(42,001)	$(137,258)
Interest expense, net	10,552	10,669	42,811	41,762	37,325
Provision for income taxes(a)	(1,017)	189	(127)	(901)	82,702
Depreciation and amortization	4,516	6,568	25,783	27,955	33,258
EBITDA	12,766	(2,386)	6,912	26,815	16,027
Non-cash stock-based compensation ..	284	257	578	1,240	(969)
Legal fees(b)	234	268	660	1,455	2,017
Loss on firm purchase commitment(c)	—	—	—	1,859	5,610
Asset write-off(d)	420	1,100	28,349	13,095	52,973
Severance and recruiting costs(e)	85	4,091	5,239	1,761	1,995
Sponsor fee and other(f)	251	257	1,457	1,042	1,719
New manufacturer costs(g)	1,978	1,163	4,164	8,945	606
Adjusted EBITDA(h)	$16,018	$ 4,750	$ 47,359	$ 56,212	$ 79,978

(a) Represents provision for income taxes, less tax indemnification associated with an agreement with BMS, and, in the year ended December 31, 2011, includes the establishment of a full valuation allowance against the U.S. deferred tax assets.

(b) Represents legal services expenses incurred in connection with our business interruption claim associated with the NRU reactor shutdown in 2009 to 2010.

(c) Represents a loss associated with a portion of the committed purchases of Ablavar that we do not believe we will be able to sell prior to expiration.

(d) Represents non-cash losses incurred associated with the write-down of land, intangible assets, inventory and write-off of long-lived assets. The March 31, 2014 and 2013 amounts consist primarily of non-cash losses incurred associated with the write-down of inventory. The December 31, 2013 amount consists primarily of a $6.4 million write-down of land, a $15.4 million impairment charge on the Cardiolite trademark intangible asset, a $1.7 million impairment charge on a customer relationship intangible asset and a $1.6 million inventory write-down related to Ablavar. The December 31, 2012 amount consists primarily of a $10.6 million inventory write-down related to Ablavar. The December 31, 2011 amount consists primarily of a $25.8 million inventory write-down related to Ablavar and a $23.5 million impairment charge to adjust the carrying value of the Ablavar patent portfolio asset to its fair value of zero.

(e) Represents primarily severance and recruitment costs related to employees, executives and directors.

(f) Represents annual sponsor monitoring fee and related expenses, non-recurring professional fees and certain non-recurring charges relating to a customer relationship.

(g) Represents internal and external costs associated with establishing new manufacturing sources for our commercial products and agents in development.

(h) Does not include run-rate cost savings, operating expense reductions and other expense and cost-savings of $14.4 million, $2.9 million and $6.6 million, which were realized for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2013, respectively, primarily relating to our strategic shift from in-house R&D to an external partnering model of R&D.

(4) Pro forma as adjusted information gives effect to our corporate reorganization (see "Prospectus Summary—Corporate Reorganization"), the termination of our Advisory Services and Monitoring Agreement, dated as of January 8, 2008, which we will terminate prior to the consummation of this offering (see "Certain Relationships and Related Person Transactions—Advisory and Monitoring Services Agreement") and our capitalization to reflect the sale of 9,259,259 shares of our common stock in this offering by us at an assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described under "Use of Proceeds."

control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an emerging growth company. We could be an emerging growth company for up to five years after becoming a public company. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation of our existing controls and the incurrence of significant additional expenditures.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could limit our ability to report our financial results accurately and timely and have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

As an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

We are a "controlled company" within the meaning of NASDAQ rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are subject to those requirements.

After the consummation of this offering, Avista will collectively beneficially own approximately 65.1% of our outstanding common stock and will collectively beneficially own approximately 61.9% of our outstanding common stock if the underwriters' over-allotment option to purchase additional shares is exercised in full. As a consequence, Avista will be able to exert a significant degree of influence or actual control over our management and affairs and will control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of this stockholder may not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

Following this offering, Avista will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of the Board of Directors consist of independent directors;

stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Management may invest or spend our net proceeds from this offering in ways that may not yield an acceptable return to you.

Although we plan to use a portion of our net proceeds from this offering to reduce our outstanding indebtedness and to pay fees and expenses associated with the offering, we also may use a portion of the net proceeds for general corporate purposes. We will have broad discretion as to how we will spend those proceeds, and you will have no advance opportunity to evaluate our decisions and may not agree with the manner in which we spend those proceeds. We may not be successful investing the proceeds from this offering in either our operations or external investments.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

Our directors, executive officers and certain of our significant stockholders will be subject to (i) the lock-up agreements described in "Underwriting," (ii) the Rule 144 holding period requirements described in "Shares Eligible for Future Sale—Rule 144," and (iii) the transfer restrictions in certain shareholders' agreements, described in "Shares Eligible for Future Sale—Lock-Up Agreements." After these restrictions have elapsed, additional shares, some of which will be subject to vesting, will be eligible for sale in the public market. If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress the market price of our common stock. Upon the consummation of this offering, 10.9% of our common stock will be outstanding. In addition, we have reserved 4,129,289 shares of common stock for issuance under our equity compensation plans. See "Executive and Director Compensation—2014 Equity Incentive Plan." Upon consummation of this offering, we expect to have shares of common stock issuable upon exercise of outstanding options (838,530 of which will be fully vested). A decline in the price of shares of our common stock caused by the lapse of resale restrictions by our existing stockholders or the sale of common stock issued pursuant to our equity incentive plans might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We do not anticipate paying any cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock and the indenture governing the Notes and the agreement governing our revolving credit facility limit our ability to pay dividends. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock. See "Dividend Policy."

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of March 31, 2014, if you purchase our common stock in this offering, you will suffer immediate dilution in pro forma net tangible book value per share of approximately $20.57 per share. See "Dilution."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus are forward-looking statements. These forward-looking statements, including, in particular, statements about our plans, strategies, prospects and industry estimates are subject to risks and uncertainties. These statements identify prospective information and include words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects," "should," "could," "predicts," "hopes" and similar expressions. Examples of forward-looking statements include, but are not limited to, statements we make regarding: (i) outlook and expectations related to the global isotope supply and products manufactured at BVL, JHS and Pharmalucence; (ii) our outlook and expectations including, without limitation, in connection with continued market expansion and penetration for our commercial products, particularly DEFINITY; (iii) our outlook and expectations related to our intention to seek to engage strategic partners to assist in developing and potentially commercializing development candidates; (iv) our preliminary estimated results for the three months ended June 30, 2014; and (v) our liquidity, including our belief that our existing cash, cash equivalents, anticipated revenues and availability under our revolving credit facility are sufficient to fund our existing operating expenses, capital expenditures and liquidity requirements for at least the next twelve months. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. The matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

- our dependence upon third parties for the manufacture and supply of a substantial portion of our products;

- risks associated with the technology transfer programs to secure production of our products at alternate contract manufacturer sites;

- risks associated with the manufacturing and distribution of our products and the regulatory requirements related thereto;

- the instability of the global Moly supply;

- our ability to continue to increase segment penetration for DEFINITY in suboptimal echocardiograms;

- risks associated with supply and demand for Xenon;

- our dependence on key customers and group purchasing organization arrangements for our medical imaging products, and our ability to maintain and profitably renew our contracts and relationships with those key customers and group purchasing organizations;

- our ability to compete effectively, including in connection with pricing pressures and new market entrants;

- the dependence of certain of our customers upon third party healthcare payors and the uncertainty of third party coverage and reimbursement rates;

- uncertainties regarding the impact of U.S. healthcare reform on our business, including related reimbursements for our current and potential future products;

- our being subject to extensive government regulation and our potential inability to comply with those regulations;

- potential liability associated with our marketing and sales practices;

- the occurrence of any side effects with our products;

- our exposure to potential product liability claims and environmental liability;

- risks associated with our lead agent in development, flurpiridaz F 18, including our ability to:

  - attract strategic partners to successfully complete the Phase 3 clinical program and possibly commercialize the agent;

  - obtain FDA approval; and

  - gain post-approval market acceptance and adequate reimbursement;

- risks associated with being able to negotiate in a timely manner relationships with potential strategic partners to advance our other development programs on acceptable terms, or at all;

- the extensive costs, time and uncertainty associated with new product development, including further product development relying on external development partners;

- our inability to introduce new products and adapt to an evolving technology and diagnostic landscape;

- our inability to protect our intellectual property and the risk of claims that we have infringed on the intellectual property of others;

- risks related to our outstanding indebtedness and our ability to satisfy those obligations;

- risks associated with the current economic environment, including the U.S. credit markets;

- risks associated with our international operations;

- our inability to adequately protect our facilities, equipment and technology infrastructure;

- our inability to hire or retain skilled employees and key personnel;

- costs and other risks associated with the Sarbanes-Oxley Act and the Dodd-Frank Act risks related to the ownership of our common stock; and

- other factors that are described in "Risk Factors," beginning on page 18 of this prospectus.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 9,259,259 shares of our common stock in this offering will be $114.3 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have the option to purchase up to an additional 1,388,888 shares of common stock. We estimate that the net proceeds, if the underwriters exercise their right to purchase the maximum of 1,388,888 additional shares of common stock from us, will be approximately $131.7 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes an initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover of this prospectus).

We expect to use net proceeds from this offering primarily for the following purposes:

- approximately $108.0 million to redeem a portion of our outstanding 9.750% Senior Notes due 2017 and pay down amounts outstanding under our revolving credit facility; and

- the remainder for general corporate purposes.

For further disclosure on the Notes, see "Description of Material Indebtedness—Senior Notes."

This expected use of net proceeds from this offering represents our current intentions based upon our present plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of and results from our current development and commercialization activities, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Assuming no exercise of the underwriters' option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $8.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014:

- on an actual basis;
- on a pro forma basis to give effect to our corporate reorganization immediately prior to the consummation of this offering; and
- on a pro forma as adjusted basis to give effect to (1) our corporate reorganization, (2) payment of the termination of our Advisory Services and Monitoring Agreement, dated as of January 8, 2008, which we will terminate prior to the consummation of this offering (see "Certain Relationships and Related Person Transactions—Advisory and Monitoring Services Agreement") and (3) the sale of 9,259,259 shares of our common stock in this offering by us at an assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering to reduce our indebtedness as described in "Use of Proceeds."

The following table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock," and our financial statements and notes thereto included elsewhere in this prospectus.

	As of March 31, 2014		
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(dollars in thousands)		
Cash and cash equivalents	$ 17,010	$ 17,010	$ 12,181
Long-term debt, including current portion:			
Revolving credit facility(2)	$ 8,000	$ 8,000	$ —
Senior notes(3)	399,098	399,098	299,098
Total long-term debt, including current portion	407,098	407,098	299,098
Stockholders' (deficit) equity:			
Common stock ($.001 par value, 60,000,000 shares authorized, 50,821,658 shares issued and 50,807,503 shares outstanding, on an actual basis; $.01 par value, 250,000,000 shares authorized, 18,085,981 shares issued and 18,080,944 shares outstanding, on a pro forma basis; and $.01 par value, 250,000,000 shares authorized, 27,345,240 shares issued and 27,340,203 outstanding, on a pro forma as adjusted basis)	51	181	273
Treasury stock (14,155 shares, at cost, on an actual basis; 5,037 shares, at cost, on a pro forma and pro forma as adjusted basis)	(106)	(106)	(106)
Additional paid-in capital	106,082	105,952	220,156
Accumulated deficit	(342,138)	(342,138)	(353,263)
Accumulated other comprehensive income	(665)	(665)	(665)
Total stockholders' (deficit) equity	(236,776)	(236,776)	(133,605)
Total capitalization(4)	$ 170,322	$ 170,322	$ 165,493

(1) Pro forma information gives effect to our corporate reorganization described in "Prospectus Summary—Corporate Reorganization," which had no impact on our historical results.

(2) The senior secured credit facilities provide for a $42.5 million revolving credit facility as of March 31, 2014, under which we had borrowings of $8.0 million and a letter of credit commitment of $8.8 million as of such date, giving us approximately $25.7 million of remaining revolver availability outstanding as of such date. On June 24, 2014, we amended our revolving credit facility to increase revolving credit commitments to $50.0 million. We will use a portion of the proceeds of this offering to pay down the outstanding amounts under our revolving credit facility. See "Use of Proceeds" and "Description of Material Indebtedness—Revolving Credit Facility."

(3) The senior notes consist of $400.0 million in aggregate principal amount of the Notes issued May 10, 2010 and March 16, 2011, net of approximately $3.8 million in consent solicitation fees and $2.3 million premium on

debt, which will be amortized as an adjustment to interest expense over the remaining term of the debt. Interest is payable entirely in cash. We will use a portion of the proceeds of this offering to pay down a portion of our Senior Notes. See "Use of Proceeds" and "Description of Material Indebtedness—Senior Notes."

(4) Assuming the number of shares sold by us in the offering remains the same as set forth on the cover page of this prospectus, a $1.00 increase or decrease in the assumed public offering price would increase or decrease, as applicable, our total capitalization by approximately $8.6 million.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of common stock as of the consummation of this offering. Dilution results from the fact that the per share offering price of our common stock exceeds the pro forma net tangible book value per share purchased by new investors in this offering.

Our pro forma net tangible book value as of March 31, 2014 was $(296.5) million, or $(16.40) per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share represents net tangible book value divided by the number of shares of common stock outstanding, in each case, after giving effect to our corporate reorganization but before giving effect to this offering. The corporate reorganization had no impact on our historical net tangible book value as of March 31, 2014.

After giving effect to (i) the sale by us of 9,259,259 shares of common stock in this offering at an assumed public offering price of $13.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) the application of the net proceeds of the offering, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $(193.3) million, or $(7.07) per share. This represents an immediate increase in pro forma net tangible book value of $9.33 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $20.57 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$13.50
Pro forma net tangible book value per share as of March 31, 2014	$(16.40)	
Increase in pro forma net tangible book value per share attributable to the sale of shares in this offering	9.33	
Pro forma as adjusted net tangible book value per share after this offering		(7.07)
Dilution in pro forma net tangible book value per share to new investors purchasing in this offering		$20.57

A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $8.6 million and increase (decrease) the dilution per share to new investors purchasing in this offering by $0.31 per share, assuming no other change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus.

The following table summarizes the differences between the existing stockholders and new investors purchasing shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share as of March 31, 2014, as adjusted to give effect to our sale of 9,259,259 shares in this offering at an assumed initial public offering price of $13.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares purchased		Total consideration dollars in thousands		Average price per share
	Number	Percent	Amount	Percent	
Existing stockholders	18,340,203	66%	$106,027	46%	$ 5.86
New investors	9,259,259	34	125,000	54	13.50
Total	27,340,203	100%	$231,027	100%	$ 8.45

A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors purchasing in this offering by $9.3 million and the total consideration paid by all stockholders by $9.3 million.

In addition, we may choose to raise additional capital based on market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

On March 21, 2011, we issued an additional $150.0 million in aggregate principal amount of New Restricted Notes, net of issuance costs of $4.9 million, under the indenture, dated as of May 10, 2010, as supplemented by the First Supplemental Indenture, dated as of March 14, 2011, and the Second Supplemental Indenture, dated as of March 21, 2011, or together, the Indenture. The net proceeds were used to repurchase all of the remaining Series A Preferred Stock at the accreted value of approximately $44.0 million and to issue an approximate $106.0 million dividend to our common security holders. On May 10, 2011, we consummated an exchange offer where we exchanged $150.0 million aggregate principal amount of New Restricted Notes for an equal principal amount of 9.750% Senior Notes due 2017, or the New Exchange Notes, registered under the Securities Act, with substantially identical terms in all respects.

The Exchange Notes and the New Exchange Notes, or together, the Notes, mature on May 15, 2017. Interest on the Notes accrues at a rate of 9.750% per year and is payable semiannually in arrears on May 15 and November 15 commencing on November 15, 2010 for the Notes issued on May 10, 2010 and May 15, 2011 for the Notes issued on March 21, 2011. Our annual interest expense increased from $24.4 million to $39.0 million as a result of the March 21, 2011 issuance of Notes.

In connection with the Restricted Notes issuance, we entered into a revolving facility, or the Old Facility, for total borrowings up to $42.5 million. During 2012, we entered into an unfunded Standby Letter of Credit for up to $8.8 million to support a surety bond related to a statutory decommissioning obligation we have in connection with our Billerica facility. The letter of credit decreased the borrowing availability under the Old Facility by $8.8 million.

On July 3, 2013, we entered into an amended and restated asset-based revolving credit facility, or our revolving credit facility, in an aggregate principal amount not to exceed $42.5 million. On June 24, 2014, we entered into an amendment of our revolving credit facility, which, among other things, increased the revolving credit commitments under our revolving credit facility to $50.0 million; provided that, subsequent to the amendment, borrowings in excess of $42.5 million thereunder are subject to certification of compliance with (x) the debt and lien covenants under the indenture for the Notes and (y) an additional $3.0 million of secured debt capacity under the indenture for the Notes.

Subsequent to the amendment, the revolving loans under our revolving credit facility bear interest, with pricing based from time to time at our election at (i) LIBOR plus a spread of 2.00% or (ii) the Reference Rate (as defined in our revolving credit facility) plus a spread of 1.00%. Our revolving credit facility also includes an unused line fee, which, subsequent to the amendment, is set at 0.375%. Our revolving credit facility expires on the earlier of (i) July 3, 2018 or (ii) if the outstanding Notes are not refinanced in full, the date that is 91 days before the maturity thereof, at which time all outstanding borrowings are due and payable.

As of March 31, 2014 and December 31, 2013, we had an unfunded Standby Letter of Credit for up to $8.8 million. The unfunded Standby Letter of Credit requires annual fees, payable quarterly, which, subsequent to the amendment, is set at LIBOR plus a spread of 2.00% and expires on February 5, 2015, which will automatically renew for a one year period at each anniversary date, unless we elect not to renew in writing within 60 days prior to such expiration.

Our revolving credit facility is secured by a pledge of substantially all of the assets of LMI, together with the assets of Lantheus Intermediate (or, upon consummation of the corporate reorganization, our assets) and assets of Lantheus MI Real Estate, LLC, or Lantheus Real Estate, including each such entity's accounts receivable, inventory and machinery and equipment, and is guaranteed by each of Lantheus Intermediate (or, upon consummation of the corporate reorganization, us) and Lantheus Real Estate. Borrowing capacity is determined by reference to a borrowing base, or the Borrowing Base, which is based on (i) a percentage of certain eligible accounts receivable, inventory and machinery and equipment minus (ii) any reserves. As of March 31, 2014, the aggregate borrowing base was approximately $42.5 million, which was reduced by (i) an

BUSINESS

Overview

We are a global leader in developing, manufacturing, selling and distributing innovative diagnostic medical imaging agents and products that assist clinicians in the diagnosis of cardiovascular and other diseases. Our agents are routinely used to diagnose coronary artery disease, congestive heart failure, stroke, peripheral vascular disease and other diseases. Clinicians use our imaging agents and products across a range of imaging modalities, including nuclear imaging, echocardiography and MRI. We believe that the resulting improved diagnostic information enables healthcare providers to better detect and characterize, or rule out, disease, potentially achieving improved patient outcomes, reducing patient risk and limiting overall costs for payers and the entire healthcare system.

Our commercial products are used by nuclear physicians, cardiologists, radiologists, internal medicine physicians, technologists and sonographers working in a variety of clinical settings. We sell our products to radiopharmacies, hospitals, clinics, group practices, integrated delivery networks, group purchasing organizations and, in certain circumstances, wholesalers. We sell our products globally and have operations in the United States, Puerto Rico, Canada and Australia and distribution relationships in Europe, Asia Pacific and Latin America.

Our portfolio of 10 commercial products is diversified across a range of imaging modalities. Our imaging agents include radiopharmaceuticals and contrast agents.

- Radiopharmaceuticals are radioactive pharmaceuticals used by clinicians to perform nuclear imaging procedures.

    - In certain circumstances, a radioisotope is attached to a chemical compound to form the radiopharmaceutical. This act of attaching the radioisotope to the chemical compound is called radiolabeling, or labeling. Our products include both the chemical compounds that are radiolabeled as well as generators containing radioisotopes that radiolabel.

    - In other circumstances, a radioisotope can be used as a radiopharmaceutical without attaching any additional chemical compound. Our products also include this type of radiopharmaceutical.

    - Radioisotopes are most commonly manufactured in a nuclear research reactor, where a radioactive target is bombarded with subatomic particles, or on a cyclotron, which is a type of particle accelerator that also creates radioisotopes. Our products include radioisotopes produced in research reactors and in cyclotrons, and we own seven cyclotrons.

    - Two common forms of nuclear imaging procedures are SPECT and PET. In both SPECT and PET procedures, a radiopharmaceutical is injected into a patient, and it localizes in a specific organ or system within the body. The radiopharmaceutical emits small amounts of measurable radiation that are captured by a specialized camera that generates an image of the specific organ or system for the physician to read. The type of radiation the radiopharmaceutical emits will determine the type of camera that can be used—a SPECT radiopharmaceutical emits gamma rays captured with a SPECT camera, and a PET radiopharmaceutical emits positrons captured with a PET camera.

- Contrast agents are typically non-radiolabeled compounds that are used in diagnostic procedures such as echocardiograms, x-ray imaging or MRIs that are used by physicians to improve the clarity of the diagnostic image.

As an example of the procedures in which our products may be used, in the diagnosis of coronary artery disease, a typical diagnostic progression could include an electrocardiogram, followed by an echocardiogram (possibly using our agent DEFINITY), and then a MPI study using either SPECT or PET imaging (possibly using our technetium generator or one of our MPI agents). An MPI study assesses blood flow distribution to the heart, and there are approximately six million MPI studies performed annually in the United States. An MPI imaging

Other Commercial Products

In addition to the products listed above, our portfolio of commercial products also includes important imaging agents in specific market segments, which provide a stable base of recurring revenue. Most of these products have a favorable industry position as a result of our substantial infrastructure investment, our specialized workforce, our technical know-how and our supplier and customer relationships.

- *Xenon Xe 133 Gas* is a radiopharmaceutical gas that is inhaled and used to assess pulmonary function and also to image blood flow. Based on third party data, there are an estimated 1.4 million pulmonary embolism studies performed annually in the United States, and Xenon is used in approximately 25% of these studies. Our Xenon is manufactured by a third party as part of the Moly production process and packaged by us. We are currently the leading provider of Xenon in the United States.

- *Cardiolite* is an injectable, technetium-labeled imaging agent, also known by its generic name sestamibi, used with SPECT technology in MPI procedures that assess blood flow to the muscle of the heart. Launched in 1991, Cardiolite has the highest cumulative revenue of any branded radiopharmaceutical in history.

- *Neurolite* is an injectable, technetium-labeled imaging agent used with SPECT technology to identify the area within the brain where blood flow has been blocked or reduced due to stroke.

- *Thallium Tl 201* is an injectable radiopharmaceutical imaging agent used in MPI studies to detect coronary artery disease and is manufactured by us using cyclotron-based technology.

- *Gallium Ga67* is an injectable radiopharmaceutical imaging agent used to detect certain infections and cancerous tumors, especially lymphoma, and is manufactured by us using cyclotron technology.

- *Gludef* is an injectable, fluorine-18-labeled imaging agent used with PET technology to identify and characterize tumors in patients undergoing oncologic diagnostic procedures. Gludef is our branded version of FDG.

- *Quadramet*, our only therapeutic product, is an injectable radiopharmaceutical used to treat severe bone pain associated with certain kinds of cancer, and is manufactured by us. Previously, we served as a contract manufacturer of Samarium 153, the radioisotope used to prepare Quadramet. Effective December 13, 2013, we purchased the rights to Quadramet in the United States and now serve as the direct manufacturer and supplier of Quadramet in the United States.

- *Ablavar* is an injectable, gadolinium-based contrast agent used with MRA, a type of MRI scan, to image the iliac arteries that start at the aorta and go through the pelvis into the legs, in order to diagnose narrowing or blockage of these arteries in known or suspected peripheral vascular disease.

For revenue and other financial information for our U.S. and International segments, see Note 18 to our consolidated financial statements, which are included elsewhere in this prospectus.

In the United States, we sell DEFINITY through our sales team of approximately 80 employees that call on healthcare providers in the echocardiography space, as well as group purchasing organizations and integrated delivery networks. Our radiopharmaceutical products are primarily distributed through over 350 radiopharmacies, the majority of which are controlled by or associated with Cardinal, UPPI, GE Healthcare and Triad.

In Canada, Puerto Rico and Australia, we own nine radiopharmacies and sell our radiopharmaceuticals, as well as others, directly to end users. In Europe, Asia Pacific and Latin America, we utilize distributor relationships to market, sell and distribute our products. We have entered into a partnership with Double-Crane to complete confirmatory clinical trials necessary for Chinese regulatory approval and to distribute DEFINITY in China. We believe that international markets, particularly China, represent significant growth opportunities for our products.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of July [17], 2014.

Name	Age	Position
Executive Officers and Key Employees		
Jeffrey Bailey	52	President, Chief Executive Officer and Director
John K. Bakewell	53	Chief Financial Officer
William Dawes	43	Vice President, Manufacturing and Operations
Michael Duffy	53	Vice President, General Counsel and Secretary
Mary Anne Heino	54	Chief Commercial Officer
Michael Heslop	55	Vice President, Business Development and Strategic Planning
Cesare Orlandi	64	Chief Medical Officer
Simon Robinson	55	Vice President, Research and Pharmaceutical Development
Cyrille Villeneuve	62	Vice President, International
Nigel Williams	55	Vice President, Quality
Non-Employee Directors		
Brian Markison	54	Director and Non-Executive Chairman of the Board
David Burgstahler	45	Director
Samuel Leno	68	Director
Patrick O'Neill	65	Director
Sriram Venkataraman	42	Director

Set forth below is a description of the business experience of the foregoing persons.

Jeffrey Bailey is our President and Chief Executive Officer since January 2013 and is a Director. Mr. Bailey has more than 26 years of diverse pharmaceutical leadership experience across multiple functions, including sales, marketing, manufacturing, supply chain and operations. Prior to joining Lantheus, Mr. Bailey served from July 2011 to July 2012 as Chief Operating Officer and a member of the executive committee of Fougera Pharmaceuticals, Inc. prior to its sale to Sandoz. Before joining Fougera, from April 2010 to June 2011, Mr. Bailey served as Chief Commercial Officer of King-Pfizer Pharmaceuticals. From January 2008 to April 2010, he worked with Novartis Pharmaceuticals as President and General Manager of the Northwest Operating Unit, and from June 1984 to June 2006, he served in several roles with increasing responsibilities across manufacturing operations, commercial operations and general management at the Johnson & Johnson Family of Companies. Mr. Bailey holds a Bachelor of Arts in Business from Rutgers University. Mr. Bailey was chosen to serve as a Director because of his extensive experience in the healthcare industry in senior commercial and operating positions. As our President and Chief Executive Officer and the only management representative on our Board of Directors, Mr. Bailey has significant knowledge of the pharmaceutical industry and provides valuable insight into a variety of business issues and challenges we face.

John K. Bakewell joined Lantheus in June 2014 as our Chief Financial Officer. Mr. Bakewell previously served as Chief Financial Officer of Interline Brands, Inc., or Interline, from June 2013 to May 2014. Prior to joining Interline, Mr. Bakewell served as the Executive Vice President and Chief Financial Officer of RegionalCare Hospital Partners from January 2010 to December 2011. In addition, Mr. Bakewell held the same position with Wright Medical Group, a global orthopedic medical device manufacturer from 2000 to 2009. Mr. Bakewell also served as Chief Financial Officer of Altra Energy Technologies from 1998 to 2000, Cyberonics, Inc. from 1993 to 1998, and Zeos International from 1990 to 1993. Mr. Bakewell also serves on the Board of Keystone Dental, Inc. Mr. Bakewell holds a Bachelor of Arts in Accounting from the University of Northern Iowa and is a certified public accountant (Minnesota and Iowa licensure, current status inactive).

While considering the tax implications of its compensation decisions, the compensation committee believes its primary focus should be to attract, retain and motivate executives and to align the executives' interests with those of our stockholders.

The compensation committee operates its compensation programs with the good faith intention of complying with Section 409A of the Internal Revenue Code. We account for stock based payments with respect to our long-term equity incentive award programs in accordance with the requirements of ASC 718.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table includes certain information with respect to options held by the named executive officers as of December 31, 2013.

	Option Awards(1)				
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Securities of Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Jeffrey Bailey					
Stock Options(2)	40,776	137,159	117,936	$19.11	05/08/23
Mary Anne Heino					
Stock Options(2)	—	22,242	22,242	$19.11	04/14/23
Cesare Orlandi:					
Stock Options(2)	—	13,345	13,345	$21.10	03/03/23
Stock Options(3)	—	8,896	—	$18.66	08/04/23
Don Kiepert (former President & CEO)(4)	—	—	—	—	—

(1) Gives effect to our corporate reorganization. See "Prospectus Summary—Corporate Reorganization."

(2) The options granted to Mr. Bailey in conjunction with his employment offer were 50% Time Vesting Options and 50% Performance Vesting Options. Mr. Bailey's Time Vesting Options vest ratably each month over a four year period from his date of hire; the options granted to Ms. Heino and Dr. Orlandi in 2013 granted under our 2008 Equity Incentive Plan in conjunction with their employment offers vest ratably on the anniversary of grant date over a four year period; 50% are Time Vesting and Options and 50% are Performance Vesting Options. See "—Elements of Compensation—Long-Term Equity Incentive Awards."

(3) The supplemental options granted to Dr. Orlandi in August 2013 were granted under our 2013 Equity Incentive Plan and are 100% Time Vesting Option that will vest ratably on the anniversary of grant date over a four year period. See "—Elements of Compensation—Long-Term Equity Incentive Awards."

(4) As a former employee, Mr. Kiepert did not hold any Lantheus option awards as of December 31, 2013.

Employment Agreements

The compensation committee determined that it was appropriate to enter into employment agreements with each of our named executive officers. Among other things, these agreements set the executives' compensation terms, their rights upon a termination of employment, and restrictive covenants relating to non-competition, non-solicitation and confidentiality. Effective upon the consummation of this offering, these agreements will be amended. See "—Potential Payment Upon Termination or Change of Control—Employment Agreements and Arrangements" for the material terms of these employment agreements.

2013 Pension Benefits

We do not offer our executives or others a pension plan. Retirement benefits are limited to participation in our 401(k) plan with a 4.5% employer match of the contributor's salary and a corresponding international plan. In 2012, the employer match was suspended from April through December and reinstated in January 2013.

arrangement with us at a rate of $10,000 per month for 12 months. Mr. Kiepert also reaffirmed his non-competition, non-solicitation and confidentiality obligations to the Company under his original employment agreement.

The Old Equity Plans

The Old Equity Plans and each individual Stock Option Agreement provides for accelerated vesting of both Time Vesting Options and Performance Vesting Options granted under the Old Equity Plans upon a change of control if net cumulative cash proceeds received by our investors exceed certain multiples of their initial investment. If such a change in control occurred on December 31, 2013, each named executive officer's unvested Time Vesting Options and Performance Vesting Options would immediately vest and become exercisable. The aggregate dollar value of unvested stock options held by each named executive officer on December 31, 2013 is zero.

2014 Equity Incentive Plan

We intend to adopt the 2014 Equity Incentive Plan in connection with this offering. The 2014 Equity Incentive Plan will become effective prior to the consummation of this offering and a total of 2,488,042 shares of our common stock will be reserved for issuance. We intend to file a registration statement on Form S-8 covering the shares issuable under the 2014 Equity Incentive Plan together with the shares issuable under the Old Equity Plans. The following is a summary of the material features of the 2014 Equity Incentive Plan.

Administration

The 2014 Equity Incentive Plan will be administered by the compensation committee or another committee of the Board of Directors appointed by the Board of Directors, or the committee, comprised of no fewer than two members of the Board of Directors who are appointed by the Board of Directors to administer the plan. Subject to the limitations set forth in the 2014 Equity Incentive Plan, the committee has the authority to determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, interpret the 2014 Equity Incentive Plan and adopt rules for the administration, interpretation and application of the 2014 Equity Incentive Plan.

Reservation of Shares

Subject to adjustments as described below, the maximum aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2014 Equity Incentive Plan will be equal to 2,488,042; provided, that no more than   shares may be granted as incentive stock options within the meaning of Section 422 of the Code. Any shares of common stock issued under the 2014 Equity Incentive Plan will consist of authorized and unissued shares or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split or other distribution with respect to common stock, or any merger, reorganization, consolidation, combination, spin-off, stock purchase, or other similar corporate change or any other change affecting common stock, equitable adjustments will be made to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2014 Equity Incentive Plan, and the number and kind of shares of common stock or other terms of the awards that are affected by the event.

Share Counting

Awards that are required to be paid in cash pursuant to their terms will not reduce the share reserve. To the extent that an award granted under the 2014 Equity Incentive Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award, settled in cash or otherwise terminated without delivery of the shares, the shares of common stock retained by or returned to us will (i) not be deemed to have been delivered under the 2014 Equity Incentive Plan, (ii) be available for future awards under the 2014

Director Compensation

The compensation paid in 2013 to Mr. Bailey, our President and CEO and Director, is reported in the Summary Plan Compensation Table as he does not receive compensation for services as a Director and was paid only as an employee during 2013. In 2013, we did not compensate our Board members with per meeting fees. Our Directors were reimbursed for any expenses incurred in connection with their services and as detailed in the table and notes below.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Brian Markison(1)	$126,056	$80,829	$206,885
David Burgstahler(2)	$ —	$ —	$ —
Samuel Leno(3)	$ 81,250	$45,324	$126,574
Patrick O'Neill(4)	$ 62,500	$33,824	$ 96,324
Sriram Venkataraman(2)	$ —	$ —	$ —

(1) On January 23, 2013, Mr. Markison was appointed Non-Executive Chairman of the Board. For 2013, Mr. Markison was compensated with an annual retainer for his services on the Board of Directors of $100,000, paid in quarterly increments. In addition, pursuant to his current arrangement with us, Mr. Markison received $10,000 per year, paid in quarterly increments for his service as member of the compensation committee. In connection with his appointment as Non-Executive Chairman, (i) his annual director compensation was increased to $100,000 effective as of January 23, 2013, (ii) 1,693 shares of his previous 4,448 option grant were deemed to be vested with the balance of 2,775 shares terminated as forfeitures, (iii) he received a new grant of 12,727 time vesting option shares that have a ten-year term and that vested monthly over a 12-month basis, and (iv) on each anniversary date of his appointment, in consideration of his services as Chairman and for so long as he served in that capacity, he was to be granted a stock option to purchase that number of underlying shares of common stock equal to $200,000 divided by the then fair market value per share.

(2) Messrs. Burgstahler and Venkataraman are Partners of Avista and do not receive any direct compensation for their services as Directors. We have paid Avista a management fee of $1,000,000 annually pursuant to the Advisory Services and Monitoring Agreement, dated as of January 8, 2008, which we will terminate prior to the consummation of this offering. See "Certain Relationships and Related Person Transactions— Advisory and Monitoring Services Agreement."

(3) Samuel Leno is compensated with an annual retainer for his services on the Board of Directors of $50,000, paid in quarterly increments. In addition, pursuant to his current arrangement with us, Mr. Leno received $15,000 per year, paid in quarterly increments for his role as Chairman of the audit committee. Mr. Leno received a grant of 4,448 stock options in 2012. These options have a ten year term and are time vesting options that vested in full on the first anniversary of grant. Mr. Leno received a grant of 7,012 stock options in 2013. These options have a ten-year term and are time vesting options that vested in full on the first anniversary of grant. On each anniversary date of his appointment, in consideration of his services as a Director and for so long as he served in that capacity, he was to be granted a stock option to purchase that number of underlying shares of common stock equal to $100,000 divided by the then fair market value per share.

(4) Dr. Patrick O'Neill is compensated with an annual retainer for his services on the Board of Directors of $50,000, paid in quarterly increments. Dr. O'Neill received a grant of 17,793 stock options in 2008. These options have a ten-year term and are time vesting options. 20% of the shares subject to the time vesting options vested on each anniversary of the grant in 2008 through 2012. The remaining shares subject to the time vesting options were vested in full on January 8, 2013. Dr. O'Neill received a grant of 5,233 stock options in 2013. These options have a ten-year term and are time vesting options and vested in full on the first anniversary of grant. On each anniversary date of his appointment, in consideration of his services as a Director and for so long as he served in that capacity, he was to be granted a stock option to purchase that number of underlying shares of common stock equal to $100,000 divided by the then fair market value per share.

Following the consummation of this offering, each of the non-employee members of the Board of Directors will be compensated for their services as directors through Board fees of $50,000 per calendar year, a one-time equity award at the time of this offering as described below, annual equity awards as described below commencing with fiscal year 2015 and reimbursement for out-of-pocket expenses incurred in connection with rendering such services for so long as they serve as directors. Each of the members of the audit committee will receive an annual fee of $10,000 in cash and each of the members of the compensation committee will receive an annual fee of $7,500 in cash. Each of the members of the nominating and governance committee will receive a fee of $5,000 in cash. The chair of the Board of Directors will receive an annual fee of $25,000, the chair of the audit committee will receive an annual fee of $20,000 in cash, the chair of the nominating and governance committee will receive an annual fee of $10,000 in cash and the chair of the compensation committee will receive an annual fee of $15,000 in cash. In addition, certain non-employee members of the Board of Directors may also participate in the future in our 2014 Equity Incentive Plan as described under "—The 2014 Equity Incentive Plan." All director compensation arrangements with Messrs. Markison, O'Neill and Leno will be restated to reflect the above-mentioned cash and equity compensation for their continued service as directors.

Effective upon the execution of the underwriting agreement relating to this offering, as part of the compensation for his director services, each Director will receive a one-time equity grant consisting of: (i) stock options to purchase that number of underlying shares of our common stock having an aggregate value of $50,000 (based on the public offering price for a share of our common stock in this offering, or the IPO Price), or $100,000 in the case of Mr. Markison (based on the IPO Price), at a per share exercise price equal to the per share IPO Price; and (ii) that number of shares of restricted common stock having an aggregate value of $50,000 (based on the IPO Price), or $100,000 in the case of Mr. Markison (based on the IPO Price), which will have an initial per share fair market value equal to the per share IPO Price. All of these grants will vest in three equal installments on the first three anniversaries of the grant date.

Commencing with fiscal year 2015, for so long as they each serve as a Director, each Director will be granted an annual equity award consisting of: (a) stock options to purchase that number of underlying shares of our common stock having an aggregate value of $50,000 (based on the closing sales price of our common stock on the Nasdaq, or the Measurement Date Price, on the date that is two business days after the public disclosure of our financial results for the prior fiscal year, or the Measurement Date) at a per share exercise price equal to the per share Measurement Date Price; and (b) that number of shares of restricted common stock having an aggregate value of $50,000 (based on the Measurement Date Price), which will have a per share fair market value equal to the Measurement Date Price. These grants of options and restricted stock shall be made each year on the Measurement Date. All of these grants will vest in three equal installments on the first three anniversaries of the grant date.

PRINCIPAL STOCKHOLDERS

Security Ownership

The following table shows information as of July [16], 2014 regarding the beneficial ownership of our common stock (1) immediately prior to this offering and (2) as adjusted to give effect to this offering by:

- each person or group who is known by us to own beneficially more than 5% of our common stock;

- each member of our Board of Directors and each of our named executive officers; and

- all members of our Board of Directors and our executive officers as a group.

Immediately prior to this offering, we had approximately 50 holders of record. For further information regarding material transactions between us and our principal stockholders, see "Certain Relationship and Related Person Transactions."

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 18,080,944 shares of common stock outstanding as of July [16], 2014 after giving effect to our corporate reorganization immediately prior to the consummation of this offering and 27,340,203 shares of common stock outstanding after giving effect to this offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is Lantheus Holdings, Inc., 331 Treble Cove Road, North Billerica, MA 01862.

Name and address of beneficial owner	Shares beneficially owned before this offering		Shares beneficially owned after this offering(1)		Shares beneficially owned after this offering assuming full exercise of underwriters' option to purchase additional shares	
	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
Principal stockholders						
Avista(2)	17,793,599	98.4%	17,793,599	65.1%	17,793,599	61.9%
Directors and Executive Officers						
Jeffrey Bailey	95,073	*	95,073	*	95,073	*
John K. Bakewell	—	—	—	—	—	—
William Dawes	86,288	*	86,288	*	86,288	*
Michael Duffy	71,439	*	71,439	*	71,439	*
Mary Anne Heino	10,786	*	10,786	*	10,786	*
Michael Heslop	11,120	*	11,120	*	11,120	*
Cesare Orlandi	8,696	*	8,696	*	8,696	*
Brian Markison	43,588	*	43,588	*	43,588	*
David Burgstahler(3)	—	—	—	—	—	—
Samuel Leno	17,845	*	17,845	*	17,845	*
Patrick O'Neill	28,224	*	28,224	*	28,224	*
Sriram Venkataraman(4)	—	—	—	—	—	—
All Board of Director members and named executive officers as a group (9 persons)	204,212	1.1%	204,212	*	204,212	*

*   Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)   Percentage of beneficial ownership is based on 18,080,944 shares of common stock outstanding as of July [16], 2014 after giving effect to our corporate reorganization immediately prior to the consummation of this offering and 27,340,203 shares of common stock outstanding after giving effect to this offering.

(2)   Includes 10,138,072 shares held by Avista Capital Partners, L.P., 2,673,319 shares held by Avista Capital Partners (Offshore), L.P. and 4,982,208 shares held by ACP-Lantern Co-Invest, LLC, or collectively referred to as Avista. Avista Capital Partners GP, LLC ultimately exercises voting and dispositive power over the shares held by Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and ACP-Lantern Co-Invest, LLC. Voting and disposition decisions at Avista Capital Partners GP, LLC with respect to those shares are made by an investment committee, the members of which are Thompson Dean, Steven Webster, David Burgstahler, David Durkin, Sriram Venkataraman and Brendan Scollans. The address for each of these entities is 65 East 55th Street, 18th Floor, New York, NY 10022.

(3)   Excludes shares held by Avista. Mr. Burgstahler is the President of the general partner of Avista Capital Partners GP, LLC and as a result may be deemed to beneficially own the shares owned by Avista. Mr. Burgstahler disclaims beneficial ownership of the shares held by Avista, except to the extent of his pecuniary interest therein.

(4)   Excludes shares held by Avista. Mr. Venkataraman is a Partner of the general partner of Avista Capital Partners GP, LLC and as a result may be deemed to beneficially own the shares owned by Avista. Mr. Venkataraman disclaims beneficial ownership of the shares held by Avista, except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect immediately prior to the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Immediately prior to the consummation of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Immediately following the consummation of this offering, 27,340,203 shares of common stock, or 28,729,091 shares if the underwriters exercise their option to purchase additional shares in full, will be outstanding, and there will be no outstanding shares of preferred stock.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote; provided, however, that the Board of Directors may issue or grant shares of common stock that are subject to vesting or forfeiture and that restrict or eliminate voting rights with respect to such shares until any such vesting criteria is satisfied or such forfeiture provisions lapse. Our common stock votes as a single class on all matters relating to the election and removal of directors on our Board of Directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividend Rights

Holders of common stock will share equally on a per share basis in any dividend declared by our Board of Directors, subject to any preferential rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at that time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no subscription privileges. Our common stock does not entitle its holders to preemptive rights for additional shares. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock.

Sale of Restricted Securities

After this offering, there will be outstanding 27,340,203 shares (assuming no exercise of the underwriters' option to purchase additional shares), or 28,729,091 shares (assuming full exercise of the underwriters' option to purchase additional shares), of our common stock. Of these shares, all of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not "restricted securities" as defined in Rule 144 under the Securities Act may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed six month holding period under Rule 144. All shares of our common stock held by our existing shareholders will be "restricted securities."

Lock-Up Arrangements

In connection with this offering, we, each of our directors, executive officers, and stockholders, representing   shares of our common stock, will enter into lock-up agreements as described under "Underwriting" that restrict the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances.

In addition, following the expiration of the lock-up period, Avista will have the right, subject to certain conditions, to require us to register the sale of their remaining shares of our common stock under federal securities laws. If Avista exercises this right, certain of our other existing stockholders may require us to register their registrable securities. By exercising their registration rights, and selling a large number of shares, these stockholders could cause the prevailing market price of our common stock to decline.

Following the lock-up periods set forth above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Notwithstanding the foregoing, the Shareholders Agreements contain restrictions on the ability of the Management Shareholders and employee shareholders to transfer shares of Holdings that they own, including provisions that only allow Management Shareholders and employee shareholders to transfer shares of Holdings for one year following the consummation of this offering of Holdings in proportion with any transfers by Avista.

Rule 701

In general and subject to certain vesting restrictions and the expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after such date upon the exercise of options granted before such date, are eligible to resell such shares in reliance upon Rule 144 subject to the availability of current public information about us. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the applicable holding period, but subject to the other Rule 144 restrictions. See "—Rule 144."

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 under the Securities Act or otherwise. Rule 144 under the Securities Act permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- one percent of the total number of shares of our common stock outstanding; or

- the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Those sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

All shares of our common stock that are not subject to the lock-up arrangements described above will be eligible for sale pursuant to Rule 144 under the Securities Act immediately upon closing this offering.

Rule 144 under the Securities Act also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell those shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell those shares of our common stock under Rule 144 under the Securities Act without regard to the current public information requirements of Rule 144 under the Securities Act.

Registration Rights

Upon the consummation of this offering, the holders of an aggregate of 17,990,636 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of registration, except for shares purchased by affiliates. However, these registration rights will be limited by our Shareholders Agreements, which limit piggyback registration rights to holders of 1% or more of our common stock and limit demand registration rights to Avista. For more information, see "Certain Relationships and Related Person Transactions—Shareholders Agreements."

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	
Jefferies LLC	
RBC Capital Markets, LLC	
Wells Fargo Securities, LLC	
Robert W. Baird & Co. Incorporated	
Total	9,259,259

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' option to purchase additional shares) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, certain of our employees and our other principal stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and Jefferies, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock subject to certain exceptions. Citigroup and Jefferies in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to list our common stock on NASDAQ under the symbol "LNTH."

customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in those securities and instruments. Those investment and securities activities may involve our securities and instruments. In addition, affiliates of the underwriters are lenders under our revolving credit facility.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Conflicts of Interest

The net proceeds from this offering will be used to repay borrowings under our revolving credit facility. Because an affiliate of Wells Fargo Securities, LLC is a lender under our revolving credit facility and will receive 5% or more of the net proceeds of this offering, Wells Fargo Securities, LLC is deemed to have a "conflict of interest" under FINRA Rule 5121. As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See "Summary" and "Use of Proceeds." Wells Fargo Securities, LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See "Use of Proceeds" and "Underwriting (Conflicts of Interest)" for additional information.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

- to any legal entity which is a qualified investor as defined in the Prospectus Directive;

- to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

- in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final

<u>9,259,259</u> Shares

Lantheus Holdings, Inc.

Common Stock



PRELIMINARY PROSPECTUS

<u>July [17]</u>, 2014

Citigroup
Jefferies
RBC Capital Markets
Wells Fargo Securities
Baird

Until   , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

any transaction from which a director derived an improper personal benefit. As permitted by the DGCL, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our certificate of incorporation and bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

The Registrant intends to enter into indemnification agreements with each of its directors. These agreements, among other things, will require the Registrant to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director.

The Registrant maintains directors' and officers' liability insurance for the benefit of its directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant's directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, the Registrant has not issued its securities without registration under the Securities Act except as described below. The following share numbers and prices of the Registrant's common stock are based upon an assumed initial public offering price of $13.50 (the midpoint of the price range set forth on the cover of this prospectus):

1. On September 9, 2011, the Registrant issued 1,647 shares of common stock at an exercise price of $19.22 per share pursuant to a cashless exercise of options held by a former employee. On March 13, 2012, the Registrant repurchased the 1,647 shares at a price of $19.22 per share.

2. On April 27, 2012, the Registrant issued 1,596 shares of common stock at an exercise price of $5.62 per share pursuant to a cashless exercise of options held by a former employee. On June 29, 2012, the Registrant repurchased the 1,596 shares at a price of $23.04 per share.

3. On May 1, 2012, the Registrant issued 942 shares of common stock at an exercise price of $5.62 per share pursuant to a cashless exercise of options held by a former employee. On June 29, 2012, the Registrant repurchased the 942 shares at a price of $23.04 per share.

4. On June 2, 2012, the Registrant sold 4,340 shares of common stock at a price of $23.04 per share to a new director of the Registrant.

5. On July 10, 2012, the Registrant issued 696 shares of common stock at an exercise price of $19.22 per share pursuant to a cashless exercise of options held by a former employee. On February 4, 2013, the Registrant repurchased the 696 shares at a price of 21.16 per share.

6. On October 12, 2012, the Registrant 21,352 sold shares of common stock at a price of $21.13 per share to a new director of the Registrant.

7. On March 22, 2013, the Registrant issued 120,164 shares of common stock at an exercise price of $5.62 per share pursuant to a cashless exercise of options held by a former employee.

8. On May 8, 2013, the Registrant sold 20,933 shares of common stock at a price of $19.11 per share to a new officer of the Registrant.

9. On May 14, 2013, the Registrant issued 39,169 shares of common stock at an exercise price of $5.62 per share pursuant to a cashless exercise of options held by a former employee.

10. On February 24, 2013, the Registrant issued 4,073 shares of common stock at an exercise price of $5.62 per share pursuant to a cashless exercise of options held by a former employee.

11. On February 27, 2014, the Registrant issued 2,220 shares of common stock at an exercise price of $5.62 per share pursuant to a cashless exercise of options held by a former employee.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with Lantheus Holdings, Inc., to information about Lantheus Holdings, Inc.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit	Description
1.1	Form of Underwriting Agreement.
3.1	Form of Amended and Restated Certificate of Incorporation of Lantheus Holdings, Inc.
3.2	Form of Amended and Restated Bylaws of Lantheus Holdings, Inc.
4.1	Form of Common Stock Certificate.
4.2	Indenture, dated as of May 10, 2010, among Lantheus Medical Imaging, Inc., Lantheus MI Intermediate, Inc. and Lantheus MI Real Estate, LLC as guarantors, and Wilmington Trust FSB, as trustee (incorporated by reference to Exhibit 4.1 to Lantheus Medical Imaging, Inc.'s Registration Statement on Form S-4 filed with the Commission on October 6, 2010 (file number 333-169785)).
4.3	First Supplemental Indenture, dated as of March 14, 2011, among Lantheus Medical Imaging, Inc., Lantheus MI Intermediate, Inc. and Lantheus MI Real Estate, LLC as guarantors, and Wilmington Trust FSB, as trustee (incorporated by reference to Exhibit 4.1 to Lantheus Medical Imaging, Inc.'s Current Report on Form 8-K filed with the Commission on March 16, 2011 (file number 333-169785)).
4.4	Second Supplemental Indenture, dated as of March 21, 2011, among Lantheus Medical Imaging, Inc., Lantheus MI Intermediate, Inc. and Lantheus MI Real Estate, LLC as guarantors, and Wilmington Trust FSB, as trustee (incorporated by reference to Exhibit 4.1 to Lantheus Medical Imaging, Inc.'s Current Report on Form 8-K filed with the Commission on March 21, 2011 (file number 333-169785)).
4.3	Registration Rights Agreement, dated May 10, 2010, by and among Lantheus Medical Imaging, Inc., Lantheus MI Intermediate, Inc. and Lantheus MI Real Estate, LLC, as guarantors, and Jefferies & Company, Inc. (incorporated by reference to Exhibit 4.2 to Lantheus Medical Imaging, Inc.'s Registration Statement on Form S-4 filed with the Commission on October 6, 2010 (file number 333-169785)).
4.5	Registration Rights Agreement, dated March 21, 2011, by and among Lantheus Medical Imaging, Inc., Jefferies & Company, Inc., as representative of the initial purchasers and the guarantors party thereto (incorporated by reference to Exhibit 4.2 to Lantheus Medical Imaging, Inc.'s Current Report on Form 8-K filed with the Commission on March 21, 2011 (file number 333-169785)).

Exhibit	Description
10.22†	Amendment No. 3, effective as of October 1, 2012, to Sales Agreement between Lantheus Medical Imaging, Inc. and NTP Radioisotopes (Pty) Ltd. (incorporated by reference to Exhibit 10.1 to Lantheus Medical Imaging, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012 (file number 333-169785)).
10.23†	Amendment No. 2, effective as of December 27, 2012, to the Amended and Restated Supply Agreement (Thallium and Generators) between Lantheus Medical Imaging, Inc. and Cardinal Health 414, LLC (incorporated by reference to Exhibit 10.1 to Lantheus Medical Imaging, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012 (file number 333-169785)).
10.24	Separation Agreement, dated February 19, 2013, by and between Lantheus Medical Imaging, Inc. and Don Kiepert (incorporated by reference to Exhibit 10.1 to Lantheus Medical Imaging, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012 (file number 333-169785)).
10.25†	Fission Mo-99 Supply Agreement, effective January 1, 2013, by and between Lantheus Medical Imaging, Inc. and the Institut National des Radioelements (incorporated by reference to Exhibit 10.1 to Lantheus Medical Imaging, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (file number 333-169785)).
10.26	Lantheus Holdings, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Lantheus Medical Imaging, Inc.'s Current Report on Form 8-K filed with the Commission on May 6, 2013 (file number 333-169785)).
10.27	Form of Employee Option Grant Award Agreement (incorporated by reference to Exhibit 10.2 to Lantheus Medical Imaging, Inc.'s Current Report on Form 8-K filed with the Commission on May 6, 2013 (file number 333-169785)).
10.28	Form of Non-Employee Director Option Grant Award Agreement (incorporated by reference to Exhibit 10.3 to Lantheus Medical Imaging, Inc.'s Current Report on Form 8-K filed with the Commission on May 6, 2013 (file number 333-169785)).
10.29	Employment Agreement, dated May 8, 2013, by and between Lantheus Medical Imaging, Inc. and Jeffrey Bailey (incorporated by reference to Exhibit 10.1 to Lantheus Medical Imaging, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (file number 333-169785).
10.30	Amended and Restated Credit Agreement date as of July 3, 2013, by and among Lantheus Medical Imaging Inc., Lantheus MI Intermediate Inc., Lantheus MI Real Estate, LLC, the lenders from time to time party thereto, and Wells Fargo Bank, National Association collateral agent and administrative agent and as sole lead arranger, book runner and syndication agent (incorporated by reference to Exhibit 10.1 to Lantheus Medical Imaging, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 (file number 333-169785)).
10.31	Employment Agreement, dated June 4, 2014, by and between Lantheus Medical Imaging, Inc. and John K. Bakewell.
10.32	Employment Agreement, effective August 12, 2013, by and between Lantheus Medical Imaging, Inc. and Mary Anne Heino (incorporated by reference to Exhibit 10.47 to Lantheus Medical Imaging, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2013 (file number 333-169785)).
10.33	Employment Agreement, effective August 12, 2013, by and between Lantheus Medical Imaging, Inc. and Cesare Orlandi (incorporated by reference to Exhibit 10.48 to Lantheus Medical Imaging, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2013 (file number 333-169785)).

Exhibit	Description
10.34	Amendment to Amended and Restated Credit Agreement, dated June 24, 2014, by and among Lantheus Medical Imaging Inc., Lantheus MI Intermediate Inc., Lantheus MI Real Estate, LLC, the lenders from time to time party thereto, and Wells Fargo Bank, National Association collateral agent and administrative agent and as sole lead arranger, book runner and syndication agent.
10.35	Form of Amendment to Amended and Restated Shareholders Agreement, among Lantheus Holdings, Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., ACP-Lantern Co-Invest, LLC and certain management shareholders named therein.
10.36	Form of Amendment to Employee Shareholders Agreement, among Lantheus Holdings, Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., ACP-Lantern Co-Invest, LLC and certain employee shareholders named therein.
10.37	Form of 2014 Equity Incentive Plan of Lantheus Holdings, Inc.
10.38	Form of 2014 Restricted Stock Agreement of Lantheus Holdings, Inc.
10.39	Form of 2014 Option Award Agreement of Lantheus Holdings, Inc.
10.40	Form of Amendment to the Lantheus Holdings, Inc. 2013 Equity Incentive Plan.
10.41	Form of Amendment to the Lantheus Holdings, Inc. 2008 Equity Incentive Plan.
21.1	Subsidiaries of Lantheus Holdings, Inc.
23.1*	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm.
23.2	Consent of Weil, Gotshal & Manges LLP (included as part of Exhibit 5.1).
24.1	Power of Attorney (included as part of the signature pages hereto).

* Filed herewith.

† Confidential treatment requested as to certain portions, which portions shall be filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Billerica, Commonwealth of Massachusetts, on July [17], 2014.

LANTHEUS HOLDINGS, INC.

By: /s/ John K. Bakewell
      Name: John K. Bakewell
      Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July [17], 2014.

Signature	Title	Date
* Jeffrey Bailey	President, Chief Executive Officer and Director (Principal Executive Officer)	July [17], 2014
/s/ John K. Bakewell John K. Bakewell	Chief Financial Officer (Principal Financial Officer)	July [17], 2014
* Jack Crowley	Vice President, Finance (Principal Accounting Officer)	July [17], 2014
* Brian Markison	Chairman of the Board of Directors	July [17], 2014
* David Burgstahler	Director	July [17], 2014
* Samuel Leno	Director	July [17], 2014
* Patrick O'Neill	Director	July [17], 2014
* Sriram Venkataraman	Director	July [17], 2014

*By: /s/ John K. Bakewell
        John K. Bakewell
        Attorney-in-Fact

Exhibit	Description
10.29	Employment Agreement, dated May 8, 2013, by and between Lantheus Medical Imaging, Inc. and Jeffrey Bailey (incorporated by reference to Exhibit 10.1 to Lantheus Medical Imaging, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 (file number 333-169785).
10.30	Amended and Restated Credit Agreement date as of July 3, 2013, by and among Lantheus Medical Imaging Inc., Lantheus MI Intermediate Inc., Lantheus MI Real Estate, LLC, the lenders from time to time party thereto, and Wells Fargo Bank, National Association collateral agent and administrative agent and as sole lead arranger, book runner and syndication agent (incorporated by reference to Exhibit 10.1 to Lantheus Medical Imaging, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 (file number 333-169785)).
10.31	Employment Agreement, dated June 4, 2014, by and between Lantheus Medical Imaging, Inc. and John K. Bakewell.
10.32	Employment Agreement, effective August 12, 2013, by and between Lantheus Medical Imaging, Inc. and Mary Anne Heino (incorporated by reference to Exhibit 10.47 to Lantheus Medical Imaging, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2013 (file number 333-169785)).
10.33	Employment Agreement, effective August 12, 2013, by and between Lantheus Medical Imaging, Inc. and Cesare Orlandi (incorporated by reference to Exhibit 10.48 to Lantheus Medical Imaging, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2013 (file number 333-169785)).
10.34	Amendment to Amended and Restated Credit Agreement, dated June 24, 2014, by and among Lantheus Medical Imaging Inc., Lantheus MI Intermediate Inc., Lantheus MI Real Estate, LLC, the lenders from time to time party thereto, and Wells Fargo Bank, National Association collateral agent and administrative agent and as sole lead arranger, book runner and syndication agent.
10.35	Form of Amendment to Amended and Restated Shareholders Agreement, among Lantheus Holdings, Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., ACP-Lantern Co-Invest, LLC and certain management shareholders named therein.
10.36	Form of Amendment to Employee Shareholders Agreement, among Lantheus Holdings, Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., ACP-Lantern Co-Invest, LLC and certain employee shareholders named therein.
10.37	Form of 2014 Equity Incentive Plan of Lantheus Holdings, Inc.
10.38	Form of 2014 Restricted Stock Agreement of Lantheus Holdings, Inc.
10.39	Form of 2014 Option Award Agreement of Lantheus Holdings, Inc.
10.40	Form of Amendment to the Lantheus Holdings, Inc. 2013 Equity Incentive Plan.
10.41	Form of Amendment to the Lantheus Holdings, Inc. 2008 Equity Incentive Plan.
21.1	Subsidiaries of Lantheus Holdings, Inc.
23.1*	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm.
23.2	Consent of Weil, Gotshal & Manges LLP (included as part of Exhibit 5.1).
24.1	Power of Attorney (included as part of the signature pages hereto).

* Filed herewith.

† Confidential treatment requested as to certain portions, which portions shall be filed separately with the Securities and Exchange Commission.